SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Schedule 13G
                                  ------------
                   (Under the Securities Exchange Act of 1934)

                          Plymouth Rubber Company, Inc.
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                                (Name of Issuer)

                      Class A Common Stock, par value $1.00
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                         (Title of Class of Securities)

                     Unknown CUSIP Commission Number 1-5197
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                                 (CUSIP Number)

      Carl J. Veltmann & Christopher 10343 William Trail Roscoe, IL. 61073
                                 (815) 623-1551

        (Name, Address, Telephone Number of Person Authorized to Receive
                           Notices and Communications)

7/30/99
(Date of Event which Requires Filing of this Statement)

CUSIP Number Unknown...................

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(Names of Reporting Persons and IRS Numbers)

1) North LLP. Attention Carl Veltmann and/or Christopher Veltmann 35-4026996, ###-##-#### 10343 William Trail Roscoe, IL. 61073. All self employed. No convictions. All United States Citizens
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(Check the Appropriate Row if a Member of a Group)
2)   2(a)

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(SEC Use Only) 3)

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(Source of Funds)
4) WC (Working Capital) $413,000.00 open market purchase of stock for short and long term investment.

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(Check if Disclosure of Legal  Proceedings is Required Pursuant of Item 2 (b) of
2(e)

5)   None
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

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(Citizenship of Place of Organization)
6)   United States Citizens.

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(Sole Voting Power)
7)   59,000 shares of the "A" common.

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(Shared Voting Power)
8)   Same as number 7

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(Sole Dispositive Power)
9)   59,000 shares of the "A" common.

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(Shared Dispositive Power)
10)  Same as number 9

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(Aggregate Amount Beneficially Owned by Each Reporting Person)
11) 59,000 shares of the A common. Shares were purchased from May 13th 1999 until present, by North LLP and Christopher Veltmann Shares represent about .07375% of the Class A common. Additional shares are anticipated to be purchased. Stock purchased in the open market are for short term and long term investment purposes.

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(Check if the Aggregate Amount in Row 11 Excludes Certain Shares)
12) 59,000 shares of the A common. Shares were purchased from May 13th 1999 until present, by North LLP and Christopher Veltmann Shares represent about .07375% of the Class A common. Additional shares are anticipated to be purchased. Stock purchased in the open market are for short term and long term investment purposes.

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(Percent of Class Represented by Amount in Row (11)
13) 59,000 shares of the A common. Shares were purchased from May 13th 1999 until present, by North LLP and Christopher Veltmann Shares represent about .07375% of the Class A common. Additional shares are anticipated to be purchased. Stock purchased in the open market are for short term and long term investment purposes.

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(Type of Reporting Person)
14)  Individual and PN (Partnership).


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

7/30/99
SS
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Christopher P. Veltmann, North LLP